FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number: 000-30850

Valcent Products Inc.

(Translation of registrant's name into English)

789 West Pender Street, Suite 1010
Vancouver, BC, Canada V6C 1H2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Interim Consolidated Financial Statements for the Three Months Ended June 30, 2008 and 2007

99.2	Management’s Discussion and Analysis as of August 29, 2008

99.3	Form 52-109F2 Certification of Interim Filings – Glen Kertz

99.4	Form 52-109F2 Certification of Interim Filings – George Orr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products, Inc.

Date: August 29, 2008	By:	/s/ George Orr
Name: George Orr
Title: Director